                                                                    Exhibit 99.1

                    [GUANGSHEN RAILWAY COMPANY LIMITED LOGO]
 (a joint stock limited company incorporated in the People's Republic of China)
                                (Stock Code: 525)

                  ANNOUNCEMENT OF RESULTS OF THE EXTRAORDINARY
                      GENERAL MEETING HELD ON 3 MARCH 2006

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Guangshen Railway Company Limited is pleased to announce that all resolutions as set out in the notice of the extraordinary general meeting of the Company dated 13 January 2006 were duly passed on 3 March 2006.
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Reference is made to the circular to the shareholders of Guangshen Railway
Company Limited (the "COMPANY") dated 27 January 2006 regarding the continuing connected transactions (the "CIRCULAR"). Terms used herein shall have the same meanings as defined in the Circular unless the context requires otherwise.

The Board of Directors of the Company is pleased to announce that the ordinary resolutions proposed to approve (1) the New Services Agreements, the continuing connected transactions referred to therein and their respective proposed annual caps ("ORDINARY RESOLUTION (1)") and (2) the proposal regarding the sharing of undistributed retained profits between the existing and the new shareholders of the Company ("ORDINARY RESOLUTION (2)") were duly passed by way of poll at the EGM.

Hong Kong Registrars Limited, the Company's registrar, was appointed as the scrutineer for the vote-taking.

The poll results in respect of Ordinary Resolutions (1) and (2) taken at the EGM are as follows:


                                                                       NO. OF VOTES CAST AND
                                                                        PERCENTAGE OF TOTAL
                                                                        NUMBER OF VOTES CAST             TOTAL
                                                                    --------------------------         NUMBER OF
                 ORDINARY RESOLUTIONS                                     FOR         AGAINST          VOTES CAST
                                                                    -------------    ---------       -------------
1    To approve, confirm and ratify the New Services Agreements       501,968,043      144,500         502,112,543
     and to authorize the directors of the Company to do all             (99.971%)     (0.029%)
     such acts and things to give effect to the terms of the New
     Services Agreements

2    To approve the proposal regarding the sharing of               3,412,902,043      744,250       3,413,646,293
     undistributed retained profits between the existing and the         (99.978%)     (0.022%)
     new shareholders of the Company

At as the date of the EGM, the Company had 4,335,550,000 issued Shares. The total number of shares of the Company entitling the holders to attend and vote for or against Ordinary Resolution (1) at the EGM was 1,431,300,000 shares. The Parent Company (being the holder of 2,904,250,000 Domestic Shares) and its associates (as defined under the Listing Rules) had abstained from voting on Ordinary Resolution (1) at the EGM. The total number of shares of the Company entitling the holders to attend and vote for or against Ordinary Resolution (2) at the EGM was 4,335,550,000 shares and there was no share entitling the holder to attend and vote only against Ordinary Resolution (2) at the EGM.




                                           By order of the board of directors of
                                             GUANGSHEN RAILWAY COMPANY LIMITED
                                                         WU JUNGUANG
                                                           Chairman

Shenzhen, the PRC

3 March 2006

As at the date of this announcement, the Executive Directors are Wu Junguang, Li Kelie and Yang Jinzhong; the Non-executive Directors are Hu Lingling, Wu Houhui and Wen Weiming; and the Independent Non-executive Directors are Chang Loong Cheong, Deborah Kong and Wilton Chau Chi Wai.